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September 19, 2005	Boston Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow New Jersey	New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
VIA EDGAR and FEDEX	File No. 025681-0024

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Spansion Inc.
Registration Statement on Form S-1
File Number: 333-124041

Dear Mr. Buchmiller:

On behalf of Spansion Inc. (the “Company”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission on April 13, 2005, and amended by Amendment No. 1 (“Amendment No. 1”) on June 13, 2005 and Amendment No. 2 (“Amendment No. 2”) on August 11, 2005 (as amended, the “Registration Statement”). For your convenience we have enclosed a courtesy package which includes five copies of Amendment No. 3, three of which have been marked to show changes from Amendment No. 2.

Amendment No. 3 has been revised to reflect the Company’s responses to the comments received by facsimile on August 26, 2005 from the staff of the Securities and Exchange Commission (the “Staff”), as well as responses to certain comments received on May 11, 2005 and June 27, 2005 from the Staff and for which the Company, in our letters dated June 13, 2005 and August 11, 2005, stated that it would respond in future amendments. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. In addition, where practicable, revisions to the disclosure are set forth below as underlined additions to the boxed disclosure that was included in the Registration Statement.

Comments dated May 11, 2005

2.	We note that significant sections of your prospectus provide disclosures regarding Spansion LLC but do not yet provide the required disclosures for the registrant (e.g., your “Management” section). Please provide the required disclosures for Spansion Inc. in your next amendment. In addition, please fill in the numerous blanks throughout the filing and file the remaining exhibits to your registration statement. Please note that we may have additional comments after your filing contains more complete information and the remaining exhibits to your registration statement have been filed.

September 19, 2005

Response: In response to the Staff’s comment, the Company has provided as much of the requested information as is available at this time, and will provide the remaining information in a future amendment. The Company has filed the following agreements and forms of agreements as exhibits to Amendment No. 3:

Exhibit No.	Description
10.6	Form of Amended and Restated Fujitsu-Spansion Patent Cross-License Agreement between Fujitsu Limited and Spansion Inc.
10.7	Form of Amended and Restated AMD-Spansion Patent Cross-License Agreement between Advanced Micro Devices, Inc. and Spansion Inc.
10.8	Form of Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement among Fujitsu Limited, Advanced Micro Devices, Inc., AMD Investments, Inc. and Spansion Inc.
10.14	Form of Amended and Restated Non-Competition Agreement among Spansion Inc., Advanced Micro Devices, Inc. and Fujitsu Limited
10.34	Foundry Agreement, dated March 31, 2005, between Spansion Japan and Fujitsu Limited
10.35	Form of Amendment to Manufacturing Services Agreement between Fujitsu Limited and Spansion LLC
10.37	Supplemental Secondment and Transfer Agreement, dated July 1, 2005, between Spansion Japan Limited and Fujitsu Limited

The Company intends to file the following agreements as exhibits to a future amendment to the Registration Statement:

Exhibit No.	Description
10.1	Form of Employee Stock Purchase Plan
10.2	Form of Equity Incentive Plan
10.3	Form of Indemnification Agreement with Directors
10.5	Form of Amended and Restated Distribution Agreement between Spansion Inc. and Fujitsu Limited
10.36	Form of Executive Investment Account Plan

4.	Please supplementally provide us with copies of all artwork and any graphics that you intend to include in the prospectus when you file the first amendment to your registration statement.

Response: In response to the Staff’s comment, the Company will supplementally provide the Staff with copies of all artwork and any graphics that it intends to include in the prospectus.

14.	If the proceeds of the concurrent debt offering will be used in whole or in part to repay outstanding indebtedness owed to affiliates, please include appropriate disclosure here and elsewhere where appropriate throughout your prospectus.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure where appropriate in Amendment No. 3 to describe the application of net proceeds from the concurrent debt offering.

September 19, 2005

18.	Please disclose the approximate amount of proceeds to be used for each stated use of proceeds, consistent with Item 504 of Regulation S-K. In addition, to aid investor understanding, please clarify more specifically the nature of your intended uses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 36 of Amendment No. 3 and elsewhere as is appropriate to clarify the use of proceeds from the equity offering and concurrent notes offering.

20.	Please provide disclosures substantially similar to those called for by Instruction 4 to Item 504 of Regulation S-K with respect to the indebtedness to be repaid with the proceeds of the concurrent debt offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 36 of Amendment No. 3 to provide the requested disclosure.

45.	Please file the non-competition agreement as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company has filed the form of non-competition agreement as Exhibit 10.14 to the Registration Statement.

Comments dated June 27, 2005

12.	When known, please provide us with the details of your concurrent debt offering and further advise how that offering is consistent with the no-action letters that you have referred to in your response to our prior comment 13. In particular, and to the extent that any portion of the offering is made to persons who would not be qualified institutional buyers for purposes of Rule 144A of the Securities Act, please tell us the category and number of those investors.

Response: In response to the Staff’s comment, the Company advises the Staff that it now has determined to issue the notes in its concurrent debt offering pursuant to Rule 144A of the Securities Act rather than register the notes with the Securities and Exchange Commission. The Company confirms to the Staff that the notes will only be offered and sold to qualified institutional buyers who will be different than the buyers of the Company’s Class A common stock. The Company advises the Staff that the notes will be standard, non-convertible high yield notes. As a result, the Company confirms that the concurrent notes offering will be conducted in a manner consistent with the Black Box Incorporated (available June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (available February 28, 1992) no-action letters.

26.

We note from your disclosure on page 86 that you expect that AMD and Fujitsu will transfer additional patents and patent applications to you covering Flash memory products and technology, the process necessary to manufacture Flash memory products, and the operation and control of Flash memory products. Due to the significance of these patents and patent applications to your Flash memory business, please tell us whether you will enter into definitive agreements with respect to these transfers prior to requesting effectiveness. Please also address in your response whether or not you will enter into definitive agreements prior to requesting effectiveness with AMD and Fujitsu with respect to the distribution and margin split agreements, or termination thereof and other agreements listed on page 100. Please address whether or not you will enter into definitive agreements with respect to your debt offering prior to requesting effectiveness. Address when the filing

September 19, 2005

will be amended to include a discussion of all of the significant terms of these agreements. Please note that we may have further comments on the presentation and disclosure within your filing if you have not entered into these agreements prior to requesting effectiveness.

Response: In response to the Staff’s comment, the Company has filed the form of Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement among Fujitsu Limited, Advanced Micro Devices, Inc., AMD Investments, Inc. and Spansion Inc. as Exhibit 10.8 to the Registration Statement. The Company confirms that this Agreement will be entered into prior to requesting effectiveness of the Registration Statement. The Company also confirms that it has amended the Fujitsu Distribution Agreement to reduce the distribution margin and expects to enter into a further amended and restated distribution agreement to be effective at the time of the consummation of the public offering, a form of which will also be filed as exhibit 10.5 to the Registration Statement in a future amendment. With respect to the AMD Distribution Agreement, the Company has entered into an Agency Agreement (filed as Exhibit 10.32 to Amendment No. 2) pursuant to which the Company acts as AMD’s sales agent to assist AMD in fulfilling AMD’s obligations under the AMD Distribution Agreement and to carry out AMD’s sales, marketing and customer support activities regarding the Company’s products. After sales and operations have fully transitioned to the Company, AMD, Fujitsu and the Company have agreed that the AMD Distribution Agreement and the Agency Agreement will be terminated.

Comments dated August 26, 2005

Amendment No. 2 to Registration Statement on Form S-1

1.	We note your response to comment 5 in your letter dated August 11, 2005 that you will update your market share information in a future amendment after iSuppli updates its data for the first half of 2005. At such time, please provide us with a copy of the updated industry report and clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used; also tell us whether iSuppli has consented to your use of its name and data and whether any portion of such report was commissioned by you or prepared specifically for your use.

Response: In response to the Staff’s comment, the Company has updated its market share information for the first half of 2005. In addition, we have provided in the enclosed binder copies of the following industry reports cited in the Registration Statement:

•	Flash Memory Market Share Module—Q1 2005 and Q2 2005 (Final)
•	iSuppli Data Flash Market Carries Strong Momentum into 2005; and
•	2004 Quarterly Total Flash Memory Revenue by Supplier

We have highlighted and flagged, where appropriate, the relevant sections that support the data included in the Registration Statement and provided the page numbers where such data has been used (see enclosed Exhibit Index).

The Company advises the Staff that iSuppli has consented to the use of its name and data in the Registration Statement and that no portion of such report was commissioned by the Company or prepared specifically for the Company’s use.

September 19, 2005

2.	We note your responses to comment number 7 (regarding the projections of 16% CAGR for NAND versus 4% CAGR for NOR for the period 2004 through 2009) and comment number 10 (regarding market share projections for NAND versus NOR for 2009) in your letter dated August 11, 2005. We continue to believe that your investors would better be able to assess your prospects and the significance of your proposed solutions to address those market trends if your disclosure specifically indicated those trends and more clearly discussed the importance of and challenges to your strategies (e.g., your MirrorBit technology and ORNAND architecture) in addressing the data storage market and the other markets currently addressed by Flash memory based on NAND architecture. Please revise your disclosure to more specifically address the noted trends and, as you have in part done in your response to prior comment 7, explain the significance of your strategies and beliefs as to how you will address those trends going forward.

Response: In response to the Staff’s comment, the Company has revised its disclosure to more specifically address the noted trends as requested by the Staff. Specifically, the Company has revised its disclosure on pages 2 and 3 of Amendment No. 3 as follows and has added similar disclosure on pages 74 and 75 of Amendment No. 3:

Flash memory is one of the largest semiconductor markets and, according to iSuppli, it reached total worldwide sales of $15.9 billion in 2004, of which 58.4 percent was classified as sales of NOR-based Flash memory products and 41.6 percent was classified as sales of NAND-based Flash memory products. During 2003, 2004 and the first six months of fiscal 2005, sales of NAND-based Flash memory products grew at a higher rate than sales of NOR-based Flash memory products. We expect this trend to continue in the foreseeable future. iSuppli projects that sales of NAND-based Flash memory products will grow at a 16 percent compound annual growth rate from 2004 to 2009, while the compound annual growth rate for NOR-based Flash memory products during this period will be four percent. Because to date we have sold only NOR-based Flash memory products, this trend could materially adversely affect us if we are unsuccessful in executing our strategy described below.

The Flash memory market can ~~also~~ be divided into three major categories based on application: wireless, embedded and removable storage. Portable, battery-powered communications applications are categorized as “wireless,” and solid-state removable memory applications are categorized as “removable storage.” All other applications, such as consumer and automotive electronics, are categorized as “embedded.” In 2004, the wireless category of the Flash memory market, which primarily consists of mobile phones, represented the largest market for NOR Flash memory, according to iSuppli. Sales by our distributors to end customers in the wireless category drove a majority of our sales in fiscal 2004.

Overall, the Flash memory market has grown significantly over the past six years, from worldwide sales of $2.9 billion in 1998 to $15.9 billion in 2004. iSuppli projects that the Flash memory market will reach sales of $24.1 billion in 2009, representing a compound annual growth rate of 8.7 percent from 2004 to 2009. We believe much of this growth in the Flash memory market will be driven by a growth in unit shipments and Flash memory content of mobile phones, growth in unit shipments and Flash memory content for embedded applications and a proliferation of removable storage products. ~~In 2004, the wireless category of the Flash memory market, which primarily consists of mobile phones, represented the largest market for NOR Flash memory, according to iSuppli. Sales by our distributors to end customers in the wireless category drove a majority of our sales in fiscal 2004.~~

September 19, 2005

In addition, the Company has revised its disclosure on page 4 of Amendment No. 3 as follows and has added similar language on page 79 of Amendment No. 3:

We are developing a new architecture called ORNAND based on our MirrorBit technology that we believe will allow us to offer products that draw from among the best features of both NOR and NAND architectures and will be an important part of our strategy to address data storage applications within the wireless and embedded categories of the Flash memory market, which are currently primarily served by NAND-based Flash memory products. Through our MirrorBit technology, we expect to deliver products primarily for code and data applications in the wireless and embedded categories of the Flash memory market that combine the attributes of performance, reliability, cost-per-bit and density that we believe will be tailored to our customers’ needs.

Summary, page 1

Our Industry, page 2

3.	We note your response to comment 6 in your letter dated August 11, 2005 that you have good approximations of the dollar amount and percentage of your sales to the wireless category in general and the mobile phone category in particular for fiscal 2004. Please provide us with your approximations of the dollar amount and percentage, and provide us with further clarification as to why it would not be appropriate to include such approximations (in particular with respect to the percentage) in your prospectus so that your investors have greater understanding of your disclosure that “a majority” of your sales in fiscal 2004 were driven by sales to your distributors to end customers in the wireless category.

Response: In response to the Staff’s comment, the Company has supplementally provided under separate cover its approximations of the dollar amount and percentage of its sales to the wireless category in general and the mobile phone category in particular for fiscal 2004. The Company respectfully advises the Staff that it believes it would not be appropriate to include such approximations in its prospectus because these figures, while they do represent the Company’s best estimates, remain only approximations because there is not a single definition of the wireless category that is used uniformly among all companies that purchase the Company’s products. The Company therefore respectfully submits that disclosure of a specific percentage is not warranted and that believes that use of the term “majority” is both accurate and appropriate.

Unaudited Pro Forma Consolidated Financial Data, page 38

4.	Please refer to prior comments 16 and 17. You continue to disclose that the pro forma amounts do not reflect the costs of establishing your own sales force. Please tell us why and address our concerns about providing a balanced presentation in your pro forma statements.

Response: In response to the Staff’s comment, the Company advises the Staff that it used AMD’s actual costs for its sales force selling Spansion Flash memory products as a basis for the amounts included in the pro forma financial statements to determine what the costs for the Company would have been if the transfer of the sales force had occurred at the beginning of fiscal 2004. These costs are reflected in the pro forma financial statements for fiscal 2004 and the first quarter of fiscal 2005. The pro forma financial statements beginning the second quarter

September 19, 2005

of fiscal year 2005 reflect the actual costs incurred by Spansion since the transfer of the sales force occurred at the beginning of the second quarter of fiscal year 2005. The Company has revised its disclosure on pages 12 and 41 of Amendment No. 3 to clarify that the costs of establishing its own sales force are included in the pro forma financial data.

5.	Please refer to prior comment 17. Please disclose, similar to your response, why you believe the amount of the adjustments with respect to the (a) freight, duty, and logistics, (b) warehousing and related costs, (c) direct and indirect marketing, general and administrative expenses and (d) incremental profit sharing expense are appropriate, your basis for the assumptions used in determining these amounts, and whether or not you believe these costs represent the costs you would have incurred on a stand-alone basis.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 40 to include the following statements:

As set forth below, we have included adjustments in our unaudited pro forma consolidated statement of operations data for our assumption of freight, duty and logistics and related costs, our assumption of warehousing and related costs, and our assumption of direct and indirect marketing, general and administrative expenses in connection with employing AMD’s sales force responsible for selling our products. Each of these adjustments represents the costs that AMD incurred in connection with selling our products in fiscal 2004 and in the first six months of fiscal 2005, all of which were incurred by AMD prior to the transfer of AMD’s sales force as of April 1, 2005. We believe that the costs that were actually incurred by AMD in connection with selling our products are representative of the costs that we would have incurred if the transfer of AMD’s sales force had occurred as of December 29, 2003. Moreover, as of April 1, 2005, we and AMD entered into an Agency Agreement whereby we agreed to pay AMD for the provision of transitional support services for shipping, invoicing and billing, purchase order processing and other related functions, including worldwide sales and marketing support services such as credit and collections. We believe that the negotiated fees for these marketing, general and administrative transitional services substantially approximate the expenses that we would incur if we were to perform these services internally. In the aggregate, these pro forma adjustments, as well as the elimination of the AMD distribution margin and the reduction of the Fujitsu margin, increased both operating and net income, which subsequently resulted in an incremental expense in connection with our profit sharing program.

6.	Please refer to prior comment 18. We note that you have entered into definitive termination/amended distribution agreements with AMD and Fujitsu; however, you continue to use the phrase, “which we believe” in presenting the approximate changes to your statements of operations data. Please revise your discussion to eliminate this language when referring to amounts which are calculated pursuant to definitive agreements. Additionally, please tell us why you used the term “contemplated” when referring to the AMD Distribution Agreement.

Response: In response to the Staff’s comment, the Company has deleted the referenced “which we believe” language on pages 11 and 40 of Amendment No. 3. The Company respectfully advises the Staff that it believes that the use of the term “contemplated” is appropriate when referring to the AMD Distribution Agreement because the termination of the AMD Distribution Agreement will occur only after sales and operations have fully transitioned and the Company has entered into its own customer agreements.

September 19, 2005

7.	Please refer to prior comment 19. Please tell us and disclose why the pro forma balance sheet does not reflect the impact of the other pro forma adjustments discussed above as stated in footnote (9) on page 41. If these adjustments do not impact the pro forma balance sheet, then please revise to so state.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 14 and 44 of Amendment No. 3 to state that the referenced pro forma adjustments do not impact the pro forma balance sheet. The Company also advises the Staff that after assessing the impact of the reorganization of Spansion LLC into a corporate structure, it has deemed that any deferred tax impact would be immaterial.

Leases, page 110

8.	Please expand your disclosure in response to comment 30 in our letter dated June 27, 2005 to include the amount paid in 2003.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 113 of Amendment No. 3 to disclose that it paid AMD approximately $42,000 for the fiscal year ended December 28, 2003 for the space rented from AMD’s subsidiary in Penang, Malaysia.

Exhibits

9.	We note your response to comment 35 in your letter dated August 11, 2005 that you did not commission any of the data used in your registration statement. However, we also note from your response to comment 3 in your letter dated June 13, 2005 that none of the cited reports were commissioned by the company or any of its affiliates or prepared specifically for the company’s use, except for Exhibit 2 and Exhibit 3 provided by iSuppli. Please reconcile your responses and note that if data was in fact commissioned, you should file the consent of those who provided data that you commissioned for use in your registration statement.

Response: In response to the Staff’s comment, the Company advises the Staff that none of the data used in the Registration Statement was commissioned, and therefore the filing of a consent is neither appropriate nor necessary. The Company’s response in the June 13, 2005 letter was an explanation that the Company made two additional requests of iSuppli, neither of which resulted in any fees or commissions being paid to iSuppli. With respect to Exhibit 3, the Company had requested that iSuppli provide older information (specifically, the 1998 data) that was not provided in its most current published report, but that had been published in earlier iSuppli reports, so that the Company could provide consistent information in the Registration Statement as to market growth. With respect to Exhibit 2, the Company had requested that iSuppli provide the product data with respect to the wireless, embedded and removable storage categories underlying the published report of its market data. The Company requested such data because the Company internally categorizes PDA applications as wireless applications, while iSuppli does not categorize PDA applications as wireless applications. The Company has revised its disclosure in Amendment No. 3 to conform the iSuppli data presented on page 75 to the original, published iSuppli market reports and we have included copies of such reports in the enclosed binder as described above in the Company’s response to Comment No. 1.

* * *

September 19, 2005

I hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8245 or by fax at (415) 395-8095 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert W. Phillips
Robert W. Phillips of LATHAM & WATKINS LLP